Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

October 17, 2018

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jay Williamson, Senior Counsel
Ms. Lauren Hamilton, Staff Accountant

Re:	Bain Capital Specialty Finance, Inc.
Registration Statement on Form N-2
Filed October 5, 2018
File No. 333-227743

Dear Mr. Williamson and Ms. Hamilton:

On behalf of Bain Capital Specialty Finance, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received verbally during the telephone conversation on October 11, 2018 relating to the above-referenced registration statement (the “Registration Statement”) of the Company, which was publicly filed on October 5, 2018.

The Company is concurrently filing an amended Registration Statement on Form N-2 (“Amendment No. 1”). For the convenience of the Staff, the Company is supplementally providing blacklined copies of Amendment No. 1, marked to show changes from the Registration Statement filed on October 5, 2018.

In this letter, we have recited the comments verbally provided by the Staff in italicized type and have followed each such comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1.

1.                                      We note that you have added disclosure regarding the Company’s recent formation of a CLO vehicle. In an appropriate location, please disclose:

a.              Whether the Advisor or any of its affiliates (excluding the Company) are entitled to or received any management structuring or other fees from the CLO vehicle or in connection with its formation;

b.              Whether any incentive fee was or may be earned in respect of the sale or contribution of loans to the CLO; and

c.               The methods for selecting loans to be included in the CLO vehicle.

If necessary, please disclose any potential conflict of interests the CLO transaction presents for the Advisor and how the Board monitors such conflicts. Please ensure the risk factor disclosure addresses material risks and that other substantive disclosure is included in appropriate locations.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

a.              Neither the Advisor nor any of its affiliates (excluding the Company) are entitled to or have received any management structuring or other fees from the CLO vehicle or in connection with its formation.

b.              The transfer of assets to the 2018-1 Issuer was not a realization event for tax purposes and the Advisor likewise does not view such transfer as a realization event for the purposes of calculating the capital gains component of the incentive fee. Accordingly, no incentive fee was accrued or paid in connection with the transfer of assets to the 2018-1 Issuer.

c.               The primary purpose of the CLO was for the Company to obtain lower cost financing than offered by the BCSF Revolving Credit Facility. In this regard, the loans that were transferred to the CLO vehicle were selected as part of an iterative process in consultation with Citigroup Global Markets Inc., the arranger for the CLO vehicle, along with the consideration of a number of criteria, including the credit criteria and concentration limitations set forth in the 2018-1 Indenture, as well as whether the maturity, interest rate and loan size of a particular loan, among other characteristics, were appropriate for inclusion in a financing of this type.

2.                                      Please confirm the references to “we” and “our” role in the revised disclosure regarding the CLO transaction refers to the Company and not the Advisor. If not, please revise to clarify.

Response to Comment 2:

The Company confirms to the Staff that the references to “we” and “our” role in the disclosure regarding the CLO transaction refers to the Company and not the Advisor.

3.                                      Please tell us the intention behind the sentence “In our role as portfolio manager of the 2018-1 Issuer, we will be acting solely in the best interests of the 2018-1 Issuer and all of its stakeholders (including holders of the 2018-1 Notes), and not solely in the best interests of the Membership Interests of the 2018-1 Issuer that we hold.” that appears in the second paragraph of the new risk factor entitled “We are subject to significant restrictions on our ability to advise the 2018-1 Issuer.” on page 38 of the filing. In this respect, the reference to acting solely in the best interests of the 2018-1 Issuer and all of its stakeholders is unclear. Please clarify your obligations to various investors and the sources of such obligations.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 39 of Amendment No. 1 to clarify its obligations. Pursuant to the Portfolio Management Agreement between the 2018-1 Issuer and the Company, the Company serves as the portfolio manager of the 2018-1 Issuer. Under the Portfolio Management Agreement, the Company provides the 2018-1 Issuer with the following services, among others: (i) determining specific investments to be purchased or sold by the 2018-1 Issuer, in each case taking into consideration the payment and distribution obligations of the 2018-1 Issuer to the holders of the 2018-1 Notes, (ii) advising with respect to interest rate risk and cash flow timing, and (iii) monitoring the investments of the 2018-1 Issuer on an ongoing basis. As such, the Company’s client is the 2018-1 Issuer and the Company’s portfolio management services relate to 2018-1 Issuer as a whole and not any particular equity or debt investors in the 2018-1 Issuer.

4.                                      In response to prior Comment 1 provided by the Staff during the telephone conversation on October 2, 2018, after further discussion with the Staff, the Company advises the Staff that it will include such presentation in Note 5. Related Party Transactions for the period ended September 30, 2018 and thereafter, include the presentation in the Consolidated Statement of Operations beginning with the audited financial statements for the year ended December 31, 2018.

* * * *

Please do not hesitate to contact me at (310) 284-4544 with any questions or comments regarding this response letter. Thank you for your assistance.

Sincerely,

/s/ Monica J. Shilling
Monica J. Shilling

cc:	Michael A. Ewald, Bain Capital Specialty Finance, Inc.
Michael Treisman, Bain Capital Specialty Finance, Inc.
Richard Horowitz, Dechert LLP